[Dendreon Letterhead]

October 8, 2008

VIA EDGAR AND FACSIMILE ((202) 772-9217)

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010
Attn: Jeffrey P. Riedler, Bryan Pitko and Suzanne Hayes

Re:	Dendreon Corporation Annual Report on Form 10-K for the Year Ended December 31, 2007 (File No. 000-30681)

Ladies and Gentlemen:

On August 28, 2008, the Staff of the Securities and Exchange Commission (the “Commission”) provided initial comments on the Annual Report on Form 10-K for the Year Ended December 31, 2008 (the “Annual Report”) filed by Dendreon Corporation (the “Company”) on March 12, 2008.  The Company provided its responses to those comments in a letter to the Staff of the Commission dated September 17, 2008.

Reference is made to the letter dated October 1, 2008 setting forth additional comments of the Staff of the Commission on the Annual Report.  The Company has considered these comments and, following a conversation between the Company’s Staff and me on October 2, 2008, has the responses set forth below.  For ease of reference, the Staff’s comments precede each response below.

Form 10-K for the Year Ended December 31, 2007

Item 1. Business

Collaborations, page 9

1.
We note your response to comment 1.  According to your response letter you are responsible for sponsoring and monitoring Phase I and Phase II clinical trials approved by the JSC for the monoclonal product program at your sole expense.  Please revise your discussion of the agreement to disclose this obligation.  Additionally, please disclose the following information:

•	that the agreement ends on the later of ten years after the first commercial sale or the expiration of the last to expire of the relevant patents, which are expected to expire in July 2018; and

•	the certain events that could trigger either party’s obligation to pay royalties and/or share profits and disclose the percentage range of payments that would be made under the terms of the agreement.

The Genentech agreement is not material to the Company’s business or results of operations because, as discussed in the Company’s letter dated September 17, 2008, neither the Company nor, to the Company’s knowledge, Genentech is doing any work under the agreement, there is no reasonable expectation for milestone payments under the agreement and neither party is currently obligated to pay royalties under the agreement.  Accordingly, the Company has determined that it will not include any discussion of the Genentech agreement in its Annual Report on Form 10-K for the year ended December 31, 2008 or thereafter in its reports filed with the Commission on a going-forward basis, unless and until circumstances were to significantly change.

2.
We note your response to comment 3 and note that the agreement was filed pursuant to a confidential treatment request.  However, it appears that the confidential treatment request was not subject to a review and that some of the redacted information was material.  Please revise to disclose the term and termination provisions.

The Company will disclose the term and termination provisions of the Diosynth agreement in its reports filed with the Commission on a going-forward basis, beginning with the Company’s next-filed Quarterly Report on Form 10-Q.  The expanded disclosure will be substantially similar to the following:

On December 22, 2005, we entered into a supply agreement with Diosynth RTP, Inc. (“Diosynth”) covering the commercial production of the antigen used in connection with Provenge. Production was commenced on our first binding order for commercial scale quantities of the antigen in January 2007 and we began to receive antigen pursuant to this order in November 2007. The final delivery and payment pursuant to such order occurred in July 2008.

Our agreement with Diosynth has an initial term of 5 years and, unless terminated, will renew automatically thereafter for additional 5-year terms.  The agreement may be terminated upon written notice by us or Diosynth at least 24 months before the end of the initial term or a renewal term or by either party in the event of an uncured material breach or default by the other party.

3.
We note your response to comment 5.  It appears the Wilex agreement was material to your operations for the year ended December 31, 2007.  Therefore, all material terms of the agreement should be disclosed in your Form 10-K.  Please revise to disclose the aggregate potential milestone payments.

The Company will revise its disclosure regarding the Wilex agreement in its Annual Report on Form 10-K for the year ended December 31, 2008 to include a statement regarding the aggregate cap on milestone payments under the agreement.  The revised disclosure will read as follows:

On February 22, 2006, we entered into an option purchase agreement with Wilex AG for our intellectual property in small molecule inhibitors of urokinase plasminogen activator (u-PA).  On March 7, 2007, Wilex exercised its option pursuant to the terms and conditions of the option agreement in exchange for payment to us of $500,000.  The sale of this technology is a perpetual exclusive arrangement where we have assigned our entire right, title and interest in the intellectual property to Wilex.  Furthermore, upon exercising its option, Wilex has become obligated to make additional milestone payments to us upon the occurrence of future events, which includes initiation of the first clinical Phase II and Phase III studies resulting from a product developed from the intellectual property and upon the first sale of this product after an approval from the FDA.  These milestone payments are capped at $1.6 million.

* * * * *

In addition, in connection with the Company’s responses to the Staff’s comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (206) 829-1506 or Esmé Smith ((650) 739-3929) or Jacob Tiedt ((312) 269-4357) of Jones Day if you have any further questions regarding this filing.  Thank you for your attention to this matter.

Best regards,

/s/ Richard F. Hamm, Jr.
Richard F. Hamm, Jr.
Senior Vice President and General Counsel

cc:	Christopher M. Kelly, Esq.